Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

The following is a presentation that was used in a video that was made available on the CBOE Holdings website and referenced in a newsletter distributed to employees of CBOE Holdings and Bats on February 1, 2017:

Russell 2000 Index® Options

Disclosure Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected or forecast in the forward-looking statements, including due to the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016. Neither CBOE Holdings nor Bats Global Markets, Inc. (“Bats”) undertakes, and each of them expressly disclaims, any duty to up date any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Additional Information Regarding the Transaction and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of th e definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containi ng important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132. CBOE Holdings | Bats 2

Russell 2000 Index Options Overview The Russell 2000 Index (RUT) Option market is the second most actively traded broad based index option market in the US RUT Options are European style cash settled contracts with a wide variety of expirations available The notional value of an RUT option contract is ten times that of a comparable option on exchange traded funds CBOE Holdings | Bats 3

Russell 2000 Index Options Contracts Summary of Available RUT Options CBOE Holdings | Bats 4 RUT Options Traditional Ticker Root Ticker AM / PM Settlement Settlement Date Settlement Type Exercise Style RUT RUT RUT AM 3rd Fridays Cash European RUT Options Non Traditional Ticker Root Ticker AM / PM Settlement Settlement Date Settlement Type Exercise Style RUT Weeklys RUT RUTW PM Non 3rd Fridays Cash European RUT Monthlys RUT RUTW PM Last Trading Day Cash European

Russell 2000 Index Options Current Expirations December 20, 2017 CBOE Holdings | Bats 5 12/23/2016 2/17/2017 6/30/2017 12/30/2016 2/28/2017 9/15/2017 1/3/2017 3/17/2017 9/29/2017 1/6/2017 3/31/2017 12/15/2017 1/13/2017 4/28/2017 12/29/2017 1/20/2017 5/31/2017 6/15/2018 1/27/2017 6/16/2017 12/21/2018 1/31/2017

Russell 2000 Index Options RUT Comparison CBOE Holdings | Bats 6 Notional Size (RUT at 1350) (IWM at 135) Exercise-Style Settlement Type AM / PM Settlement RUT $135,000 European Cash Both IWM $13,500 American Physical PM Settled

Russell 2000 Index Options Benchmark Strategy Indexes CBOE Holdings | Bats 7 BXR CBOE Russell 2000 BuyWrite Index BXRC CBOE Russell 2000 Conditional BuyWrite Index BXRD CBOE Russell 2000 30-Delta BuyWrite Index PUTR CBOE Russell 2000 PutWrite Index WPTR CBOE Russell 2000 One-Week PutWrite Index CLLR CBOE Russell 2000 Zero-Cost Put Spread Collar Index